UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Camber Energy, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

13200M508
(CUSIP Number)

May 12, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	13200M508

1	Names of Reporting Persons
Antilles Family Office, LLC
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
U.S. Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
39,939,450
	7	Sole Dispositive Power
39,939,450
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
39,939,450
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☒
11	Percent of class represented by amount in row (9)
9.99%
12	Type of Reporting Person (See Instructions)
OO

Item 1.

(a)	Name of Issuer: Camber Energy, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 15915 Katy Freeway, Suite 450, Houston, TX 77094

Item 2.

(a)	Name of Person Filing: Antilles Family Office, LLC

(b)	Address of Principal Business Office or, if None, Residence: 5330 Yacht Haven Grande, Suite 206, St Thomas, VI 00802

(c)	Citizenship: U.S. Virgin Islands

(d)	Title and Class of Securities: Common stock

(e)	CUSIP No.: 13200M508

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned: 36,100,000

(b)	Percent of Class: 9.99%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of: 39,939,450

(iv)	Shared power to dispose or to direct the disposition of: 0

The reporting person holds 1,575 shares of Series C Preferred Stock of the issuer, each of which is convertible into 10,000 shares of common stock of the issuer. Pursuant to the Certificate of Designations for the preferred, a Stock Purchase Agreement and a Settlement Agreement with the issuer approved by an Order on Joint Motion for Approval of Settlement entered by the United States District Court for the Southern District of Texas, 4:22-CV-755 on May 16, 2022, the reporting person cannot vote any common or preferred shares except as requested by the board of directors of the issuer, and the issuer may not issue common shares to the reporting person that would result in the reporting person and its affiliates beneficially owning more than 9.99% of all common stock outstanding immediately after giving effect to such issuance. The number of shares and percent of class stated above are calculated based upon 399,794,291 total shares outstanding as of May 16, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Item 8.	Identification and classification of members of the group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2022

/s/ John Burke

John Burke/Chief Executive Officer of General Partner of Discover Fund Management, LLLP, Managing Member of Antilles Family Office, LLC

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).